

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Benjamin Ward
Chief Executive Officer and President
Gold Party Payday, Inc.
2368 Lakeshore Road West
Oakville, Ontario, Canada

> **Re:** **Gold Party Payday, Inc.**
> **Form 8-K**
> **Filed May 20, 2014**
> **Response dated June 27, 2014**
> **File No. 000-54915**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment one in our letter dated June 16, 2014, but continue to believe that the company was a shell company prior to the transaction, as you had nominal operations, assets consisting of a nominal amount of cash and cash equivalents and nominal other assets as of March 31, 2014. Additionally, we note that pursuant to the terms of the Transfer Agreement, on the closing date of the transaction, the company transferred to Ms. Morita the assets of the company business, as in existence prior to the closing date. Together, these factors suggest that prior to the transaction you were a shell company, as defined in Rule 12b-2 under the Exchange Act of 1934, as amended. Accordingly, as previously requested, please amend the above-referenced Form 8-K to include the disclosure required by Item 5.06 of Form 8-K, or provide us with additional analysis as to why you do not believe that you were a shell company prior to the transaction reported on this Form 8-K. For guidance, refer to SEC Release No. 33-8587.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: H. Grady Thrasher, IV, Thrasher Liss & Smith, LLC